                                                           OMB APPROVAL

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            STARMEDIA NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   855546107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                       30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 25, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                      CUSIP Number 8555 46 107
------                                                 ------------------------
-------------------------------------------------------------------------------
  1.      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Chase Venture Capital Associates, L.P.
          13-337-6808
          .....................................................................
-------------------------------------------------------------------------------
  2.      Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   ...............................................................

          (b)   ...............................................................
-------------------------------------------------------------------------------
  3.      SEC Use Only
                         ......................................................
-------------------------------------------------------------------------------
  4.      Source of Funds (See Instructions)   WC
                                               ................................
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                              .................................................
-------------------------------------------------------------------------------
  6.      Citizenship or Place of Organization   California
                                                 ..............................
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Number of              7.       Sole Voting Power     11,738,333
  Shares                                                .......................
  Beneficially           8.       Shared Voting Power     Not applicable
  Owned by Each                                           .....................
  Reporting Person       9.       Sole Dispositive Power    11,738,333
  With                                                      ...................
                         10.      Shared Dispositive Power     Not applicable
                                                               ................
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
          11,738,333
          .....................................................................
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              .................................................
-------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11) 22.1%
                                                             ..................
-------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

         PN
 ...............................................................................

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                      CUSIP Number 8555 46 107
------                                                 ------------------------

Item 1. Security and Issuer.
----------------------------

          This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of StarMedia Network, Inc., (the "Issuer"). The Issuer's principal executive offices are located at 29 West 36th Street, Fifth Floor, New York, New York 10018.

Item 2.  Identity and Background.
---------------------------------

          This statement is being filed by Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017.

          CVCA is engaged in the venture capital and leveraged buyout business. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business, and whose principal office is located at the same address as CVCA.

          Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

               John R. Baron
               Christopher C. Behrens
               Mitchell J. Blutt, M.D.
               Arnold L. Chavkin
               Michael R. Hannon
               Donald J. Hofmann
               Stephen P. Murray
               John M. B. O'Connor
               Brian J. Richmand
               Shahan D. Soghikian
               Jonas Steinman
               Jeffrey C. Walker
               Damion E. Wicker, M.D.

Mr. Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

          Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                      CUSIP Number 8555 46 107
------                                                 ------------------------

          The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

          To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons to whom information is required hereunder by virtue of CVCA's response to Item 2.

          Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

Transactions Involving the Issuer
---------------------------------

            In July 1997, CVCA and the fl@tiron Fund LLC (the "fl@tiron Fund") purchased 5,535,000 and 465,000, shares, respectively, of the Issuer's Series
A Convertible Preferred Stock (the "Series A Preferred Stock") pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated as of July 25, 1997 (the "Series A Purchase Agreement") for an aggregate purchase price of $2767,500 and $232,500, respectively. In December 1997, CVCA sold 300,000 shares of its Series A Preferred Stock to New York City Investment Fund, LLC, for an aggregate purchase price of $150,000 pursuant to a Stock Purchase Agreement dated as of November 14, 1997. In January 1998, CVCA and the fl@tiron Fund purchased the Issuer's 8% Convertible Subordinated Notes in the aggregate amount of $3,590,000 and $410,000, respectively, due on the earlier of July 21, 1998 or the closing of the Issuer's Series B Preferred Stock financing; these were repaid in full on or about February 20, 1998. In February 1998, CVCA and the fl@tiron Fund purchased 2,393,333 and 273,333 shares, respectively, of the Issuer's Series B Redeemable Convertible Stock (the "Series B Preferred Stock") pursuant to a [Series B Preferred Stock Purchase Agreement] dated as of February 20, 1998 (the "Series B Purchase Agreement") for an aggregate Purchase Price of $3,589,999.50 and $409,999.50, respectively. In August 1998, CVCA, Flatiron Fund 1998/99 LLC, an affiliate of the fl@tiron Fund, ("Flatiron Fund 98/99" and together with the fl@tiron Fund, the "Flatiron Investors"), purchased the Issuer's 8% Convertible Subordinated Notes due on the earlier of December 31, 1998 or the closing of the Issuer's Series C Preferred Stock financing in the aggregate amount of $1,800,000 and $200,000, respectively, and which were repaid in full on August 24, 1998. In August 1998, CVCA and the Flatiron Fund 98/99 purchased 3,750,000 and 416,667 shares, respectively, of the Issuer's Series C Convertible Preferred Stock ("the Series C Preferred Stock") pursuant to a Series C Convertible Preferred Stock Purchase Agreement dated as of August 24, 1998 (the "Series C Purchase Agreement" and together with the Series A Purchase Agreement and the Series B Purchase Agreement, the "Purchase Agreements") for an aggregate purchase price of $18,000,000 and $20,000,000.60, respectively. On May 15, 1999, the Issuer initiated an initial public offering of its Common Stock, and as a result thereof each of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock held by CVCA and the Flatiron Investors were automatically converted into shares of the Issuer's

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                      CUSIP Number 8555 46 107
------                                                 ------------------------

Common Stock, the Purchase Agreements terminated and as a result thereof, CVCA and the Flatiron Investors became the record holders of 11,378,333 and 1,155,000, shares respectively. In addition, CVCA and the Flatiron Fund 98/99 purchased 360,000 and 90,000 shares, respectively, of the Issuer's Common Stock pursuant to open market transactions, for an aggregate purchase price equal to $5,250,000 and $1,350,000, respectively.

           In addition to the debt and equity purchases described above, Chase Securities Inc. ("Chase Securities"), an affiliate of CVCA, is party to certain agreements with the Issuer pursuant to which it performs various investment banking and advisory services on behalf of the Issuer. In 1998, Chase Securities received an aggregate amount of $1.2 million for these services. Also in addition to the foregoing, Susan Segal, Partner - Head of the Latin American Group of CCP, the sole general partner of CVCA, is currently a member of the Issuer's Board of Directors.

           In addition, the Flatiron Investors and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with CCP and/or affiliates of CCP (the "Chase Entities") pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the Internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the Chase Entities. Upon the occurrence of certain contingencies that are outside of the control of the Chase Entities, certain Chase Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the Chase Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors.

Source of Funds
---------------

          The funds provided by CVCA for the purchase of the Issuer's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Common Stock and 8% Subordinated Notes were obtained from CVCA's contributed capital, which includes funds that are held available for such purpose.

Disclaimer of Group Status
--------------------------

          Notwithstanding the existence of the foregoing co-investment arrangements with the Flatiron Group, CVCA's decisions to acquire the Issuer's equity securities and notes are decisions made unilaterally by CVCA. In CVCA's opinion, none of these arrangements materially affect their respective rights to vote and dispose of the Issuer's Common Stock. CVCA disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group and

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                      CUSIP Number 8555 46 107
------                                                 ------------------------

disclaims that CVCA is member of a group with the Flatiron Group or any other persons (other than as disclosed either for purposes of this Schedule 13D or for any other purpose related to CVCA's beneficial ownership of the Issuer's securities).

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

          CVCA may be deemed the beneficial owner of 11,738,333 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 22.1% of the Common Stock as of May 25, 1999. CVCA has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

SCHEDULE A
----------

Item 2 information for executive officers and directors of Chase Capital Corporation.

SCHEDULE B
----------

Item 2 information for executive officers and directors of The Chase Manhattan Corporation.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                              By:  Chase Capital Partners, Its General Partner

                              By: /s/ Jeffrey C. Walker
                                  -------------------------------------
                                  Name:   Jeffrey C. Walker
                                  Title:  Managing General Partner of
                                          Chase Capital Partners

        June 4, 1999
------------------------------
           Date

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                      CUSIP Number 8555 46 107
------                                                 ------------------------
                                                                     SCHEDULE A
                                                                     ----------

                           CHASE CAPITAL CORPORATION
                           -------------------------

                               Executive Officers
                               ------------------

Chairman & Chief Executive Officer                    William B. Harrison, Jr.*

President                                             Jeffrey C. Walker**

Executive Vice President                              Mitchell J. Blutt, M.D.**

Vice President & Secretary                            Gregory Meridith*

Assistant Secretary                                   Robert C. Carroll*

Assistant Secretary                                   Anthony J. Horan

Assistant Secretary                                   Denise G. Connors

                                   Directors
                                   ---------

                           William B. Harrison, Jr.*
                               Jeffrey C. Walker*

--------

         * Principal occupation is employee and/or officer of Chase. Business address is c/o Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

        ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                      CUSIP Number 8555 46 107
------                                                 ------------------------
                                                                     SCHEDULE B
                                                                     ----------

                        THE CHASE MANHATTAN CORPORATION

                              Executive Officers*
                              -------------------

                    Walter V. Shipley, Chairman of the Board
       William B. Harrison, Jr., President and Chief Executive Officer
                      Donald L. Boudreau, Vice Chairman
                       James B. Lee, Jr., Vice Chairman
                  Denis J. O'Leary, Executive Vice President
                        Marc J. Shapiro, Vice Chairman
                      Joseph G. Sponholz, Vice Chairman
                   John J. Farrell, Director, Human Resources
       Frederick W. Hill, Director Corporate Marketing and Communication
                      William H. McDavid, General Counsel

                                  Directors**
                                  -----------

                                              Principal Occupation or Employment;
Name                                          Business or Residence Address
----                                          -------------------------------------------------
Hans W. Becherer                              Chairman of the Board
                                              Chief Executive Officer
                                              Deere & Company
                                              8601 John Deere Road
                                              Moline, IL 61265
-----------------------------------------------------------------------------------------------
Frank A. Bennack, Jr.                         President and Chief Executive Officer
                                              The Hearst Corporation
                                              959 Eighth Avenue
                                              New York, New York  10019
-----------------------------------------------------------------------------------------------
Susan V. Berresford                           President
                                              The Ford Foundation
                                              320 E. 43rd Street
                                              New York, New York  10017
-----------------------------------------------------------------------------------------------
M. Anthony Burns                              Chairman of the Board, President and
                                                Chief Executive Officer
                                              Ryder System, Inc.
                                              2800 N.W. 82nd Avenue
                                              Miami, Florida  33166
-----------------------------------------------------------------------------------------------

---------

         * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

         ** Each of the persons named below is a citizen of the United States of America.

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                       CUSIP Number 8555 46 107
------                                                  ------------------------

-----------------------------------------------------------------------------------------------
H. Laurence Fuller                            Co-Chairman of the Board and
                                                Chief Executive Officer
                                              Amoco Corporation
                                              200 East Randolph Drive
                                              Chicago, Illinois  60601
-----------------------------------------------------------------------------------------------
William H. Gray, III                          President and Chief Executive Officer
                                              The College Fund/UNCF
                                              9860 Willow Oaks Corporate Drive
                                              P.O. Box 10444
                                              Fairfax, Virginia  22031
-----------------------------------------------------------------------------------------------
William B. Harrison, Jr.                      President and Chief Executive
                                                Officer
                                              The Chase Manhattan Corporation
                                              270 Park Avenue, 8th Floor
                                              New York, New York  10017-2070
-----------------------------------------------------------------------------------------------
Harold S. Hook                                Retired Chairman and Chief Executive Officer
                                              American General Corporation
                                              2929 Allen Parkway
                                              Houston, Texas  77019
-----------------------------------------------------------------------------------------------
Helene L. Kaplan                              Of Counsel
                                              Skadden, Arps, Slate, Meagher & Flom
                                              919 Third Avenue - Room 29-72
                                              New York, New York  10022
-----------------------------------------------------------------------------------------------
Thomas G. Labrecque                           Retired President and Chief Operating Officer
                                              The Chase Manhattan Corporation
                                              270 Park Avenue
                                              New York, New York  10017
-----------------------------------------------------------------------------------------------
Henry B. Schacht                              Director and Senior Advisor
                                              E. M. Warburg, Pincus & Co., LLC
                                              466 Lexington Ave. - 10th Fl.
                                              New York, NY 10017
-----------------------------------------------------------------------------------------------
Walter V. Shipley                             Chairman of the Board
                                              The Chase Manhattan Corporation
                                              270 Park Avenue
                                              New York, New York  10017
-----------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                 ------------

Issuer:   StarMedia Network, Inc.                       CUSIP Number 8555 46 107
------                                                  ------------------------

-----------------------------------------------------------------------------------------------
Andrew C. Sigler                              Retired Chairman of the Board and
                                                Chief Executive Officer
                                              Champion International Corporation
                                              One Champion Plaza
                                              Stamford, Connecticut  06921
-----------------------------------------------------------------------------------------------
John R. Stafford                              Chairman, President and
                                                Chief Executive Officer
                                              American Home Products Corporation
                                              5 Giralda Farms
                                              Madison, New Jersey  07940
-----------------------------------------------------------------------------------------------
Marina v.N. Whitman                           Professor of Business Administration
                                               and Public Policy
                                              The University of Michigan
                                              School of Public Policy
                                              411 Lorch Hall, 611 Tappan Street
                                              Ann Arbor, MI  48109-1220
-----------------------------------------------------------------------------------------------